SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______________)*

Corel Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21868Q109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

Exhibit Index Contained on Page 8

CUSIP NO. 21868Q109	13 G	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Corel Holdings, L.P. (“Corel Holdings”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,583,125 shares, except that Vector Capital Partners II International, Ltd. (“VCP II Int’l”), the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0.
7

SOLE DISPOSITIVE POWER
17,583,125 shares, except that VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,583,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.8%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 21868Q109	13 G	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Vector Capital Partners II International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,583,125 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0.
7

SOLE DISPOSITIVE POWER
17,583,125 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,583,125
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.8%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 21868Q109	13 G	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alexander R. Slusky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
17,604,207 shares, of which 21,082 are directly owned by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER 0.
7

SOLE DISPOSITIVE POWER
17,604,207 shares, of which 21,082 are directly owned by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER 0.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,604,207
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.8%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 21868Q109	13 G	Page 5 of 9

ITEM 1(A).

NAME OF ISSUER

Corel Corporation

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1600 Carling Avenue

Ottowa, ON KIZ 8R7

Canada

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Corel Holdings, L.P., a Cayman Islands exempted limited partnership (“Corel Holdings”), Vector Capital Partners II International, Ltd., a Cayman Islands exempted limited company (“VCP II Int’l”), and Alexander R. Slusky (“Slusky”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer beneficially owned by Corel Holdings. Corel Holdings beneficially owns the shares reported hereunder through wholly owned indirect subsidiaries existing under the laws of Barbados.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Vector Capital

456 Montgomery St., 19th Floor

San Francisco, CA 94104

ITEM 2(C)

CITIZENSHIP

Corel Holdings is a Cayman Islands exempted limited partnership.  VCP II Int’l is a Cayman Islands exempted limited company.  Slusky is a United States citizen.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 21868Q109

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 21868Q109	13 G	Page 6 of 9

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Corel Holdings and the limited company agreement of VCP II Int’l, the general and limited partners, or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or director, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

Not applicable.

CUSIP NO. 21868Q109	13 G	Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2007

Corel Holdings, L.P.

By Vector Capital Partners II International, Ltd.

/s/ Alexander R. Slusky

Its General Partner

Alexander R. Slusky

Director

Vector Capital Partners II International, Ltd.

/s/ Alexander R. Slusky

Alexander R. Slusky

Director

Alexander R. Slusky

/s/ Alexander R. Slusky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 21868Q109	13 G	Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	9

CUSIP NO. 21868Q109	13 G	Page 9 of 9

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Corel Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 9, 2007

Corel Holdings, L.P.

By Vector Capital Partners II International, Ltd.

/s/ Alexander R. Slusky

Its General Partner

Alexander R. Slusky

Director

Vector Capital Partners II International, Ltd.

/s/ Alexander R. Slusky

Alexander R. Slusky

Director

Alexander R. Slusky

/s/ Alexander R. Slusky